Exhibit 99.1

Press Release	Source: Accipiter Capital Management

Accipiter Capital Management Reaffirms Its Opposition to the Acquisition of VistaCare, Inc. by Odyssey Healthcare, Inc.
Wednesday February 13, 1:22 pm ET

Review of VistaCare’s first quarter operating results further convinces Accipiter that Odyssey is acquiring VistaCare at a discount

NEW YORK, Feb. 13 /PRNewswire/ -- Accipiter Capital Management, the owner, together with its affiliates, of nearly 10% of the outstanding shares of common stock of VistaCare, Inc. (Nasdaq: VSTA - News), announced today that it had delivered a letter to VistaCare’s Board of Directors stating that a review of VistaCare’s Quarterly Report for the quarterly period ended December 31, 2007, has further convinced Accipiter that the offer by Odyssey Healthcare, Inc. (Nasdaq: ODSY - News) to acquire VistaCare for $8.60 per share is wholly inadequate. The letter further indicated that Accipiter was troubled by inconsistencies between VistaCare’s internal analysis of the Company’s restructuring and information VistaCare’s management disclosed to investors. The letter calls on VistaCare’s Board of Directors to explain these inconsistencies to stockholders and urges stockholders not to tender their shares in connection with the acquisition and to exercise their appraisal rights to the full extent permissible under law should the tender offer and subsequent merger be consummated.

Accipiter Capital Management and its affiliates do not intend to tender their shares in connection with the acquisition and plan to exercise their appraisal rights to the full extent permissible under law should the tender offer and subsequent merger be consummated. The text of the letter from Accipiter Capital Management to the Board of Directors of VistaCare follows:

ACCIPITER CAPITAL MANAGEMENT

February 13, 2008

BY FACSIMILE AND FEDERAL EXPRESS

The Board of Directors
VistaCare, Inc.
4800 North Scottsdale Road
Suite 5000
Scottsdale, AZ  85251

Ladies and Gentlemen:

Accipiter Capital Management and its affiliates (collectively “Accipiter” or “we”) have reviewed the Quarterly Report for the quarterly period ended December 31, 2007 (the “10-Q”), filed by VistaCare, Inc. (“VistaCare” or the “Company”) on February 8, 2008. Careful review of VistaCare’s results for its first fiscal quarter (the “First Quarter”) as disclosed in the 10-Q has reinforced our belief that the offer by Odyssey Healthcare, Inc., through Odyssey Investment, Inc., a wholly owned subsidiary of Odyssey HealthCare Holding Company (collectively, “Odyssey”) to acquire the Company for $8.60 per share (the “Acquisition”) is a discount bid rather than a premium.

It is clear to us from the 10-Q that VistaCare significantly outperformed analyst expectations for the First Quarter -- reporting EBITDA of $2.2 million and earnings per share of $0.09 versus analysts’ estimates of $1.6 million of EBITDA and earnings per share of $0.05. If VistaCare were to remain independent, we believe the Company’s future results would be even higher considering VistaCare’s corporate restructuring activities (the “Restructuring”) occurred throughout the quarter and the full benefits are not yet fully reflected Company’s operating results. Although VistaCare publicly disclosed in its Solicitation/Recommendation Statement filed on January 30, 2008 (the “Recommendation”) that the Restructuring has fallen behind internal expectations, independent analyst estimates signal, and the results disclosed in the 10-Q confirm, that the Restructuring is well ahead of Wall Street’s expectations. Furthermore, the 10-Q signifies strong cash flow, as indicated by the increase in the cash net of VistaCare’s Medicare cap liability from $18 million on September 30, 2007 to $23 million on December 31, 2007. Based on these results we believe VistaCare is effectively being purchased for $7.20 per share in enterprise value, $0.30 lower than our previous estimate. In fact, these results have further convinced us that had VistaCare not agreed to a takeover, the Company’s stock price would currently be well ahead of the $8.60 per share purchase price being offered by Odyssey.

Although we are pleased with VistaCare’s restructuring success so far, we are also troubled by the Company’s disclosure in the 10-Q relating to inconsistencies between management’s internal analysis of the Restructuring’s progress versus the information the Company’s management disclosed to investors. For example, as first publicly disclosed in the Recommendation, on November 14, 2007, management noted to the Board that the estimated benefits of the Restructuring would not be realized as soon as initially projected and, therefore, fiscal 2008 projected financial targets may be lower than forecasted. However, management made no mention of this on their quarterly conference call, held on December 11, 2007. In fact, on that particular call Rick Slager, VistaCare’s Chief Executive Officer, spoke positively about the Company’s turnaround progress, stating, “[w]e made substantial progress towards achieving the goals of our restructuring plan during this fiscal fourth quarter.” Additionally, when Henry Hirvela, VistaCare’s Chief Financial Officer, was asked about the Company’s goal of 10% EBITDA for the fourth quarter of fiscal 2008, he responded, “I think that is pretty much the guidance that we are going to be staying with as we go forward.” We call on the Board to explain these inconsistencies to investors.

We are also troubled by other recent actions taken by management. In particular,

-	We note that VistaCare waited to disclose that the Company was behind on the Restructuring until January 30, 2008, more than two months after disclosing this to the Board.

-	We note that VistaCare failed to hold a conference call to discuss the Acquisition or to discuss the December Quarter results.

-
We note that if the merger is consummated and management is not retained, VistaCare’s CEO will receive severance payments of approximately $1.73 million, three times his then current salary, plus benefits for three years, upon termination after a change of control, in spite of the fact that, up to this point, the Company’s profitability severely lags relative to its peers.

As this is a strategic acquisition, we anticipate Odyssey will seek to achieve cost savings by reducing redundant management. So who stands to gain the most if Odyssey acquires VistaCare -- VistaCare’s stockholders or its management who will be handsomely rewarded if terminated?

We believe that VistaCare would be significantly more valuable as a standalone company with new management more capable of effectuating a timely turnaround. Consequently, we strongly urge stockholders not to tender their shares to Odyssey and to exercise their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law should the tender offer and subsequent merger be consummated.

Sincerely,

Gabe Hoffman                                           Nicole Viglucci